METALLA REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2024

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 15, 2024

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended March 31, 2024. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended March 31, 2024, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "In the first quarter of 2024 we focused on integrating and streamlining our business following the completion of the merger with Nova Royalty in December 2023. Now we will continue to seek acquisitions that will be accretive to shareholders and look for ways to refine our current portfolio of royalties to maximize value."

FINANCIAL HIGHLIGHTS

During the three months ended March 31, 2024, the Company:

  Received or accrued payments on 624 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,069 and an average cash cost of $8 per attributable GEO (see Non-IFRS Financial Measures);
  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.3 million, net loss of $1.7 million, and Adjusted EBITDA of $0.1 million (see Non-IFRS Financial Measures);

  Generated operating cash margin of $2,061 per attributable GEO from the Wharf, El Realito, Aranzazu, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see Non-IFRS Financial Measures); and
  On February 20, 2024, Beedie Investments Ltd. ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the existing convertible loan facility between Metalla and Beedie (the "Convertible Loan Facility") into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

ASSET UPDATES

Below are updates during the three months ended March 31, 2024, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

La Encantada

On April 16, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 33 oz of gold and 0.5 Moz of silver from La Encantada in the first quarter of 2024. First Majestic also announced a recent water well was drilled identifying a significant water resource to combat drought conditions at the mine site. First Majestic anticipates improved ore throughput rates in Q2, projected to return to historic levels in Q3.

Metalla accrued 48 GEOs from La Encantada for the first quarter of 2024.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On April 25, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 10.6 Koz for the first quarter of 2024. Agnico also reiterated its previously provided 2024 guidance, which it had disclosed on February 15, 2024, for La India of 25-30 Koz gold. Agnico stated that production is expected to come from residual leaching of the heap leach pads and is expected to continue through year-end 2024.

Metalla accrued 177 GEOs from El Realito for the first quarter of 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf

On May 1, 2024, Coeur Mining Inc. ("Coeur") reported 2024 first quarter production of 20.4 Koz gold and continues to reiterate the full year guidance for 2024 at Wharf of 86 - 96 Koz gold. Exploration efforts in 2024 will aim to add additional mineral reserves at Wharf through expansion and infill drilling at the Juno deposit.

Metalla accrued 173 GEOs from Wharf for the first quarter of 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On April 8, 2024, Aura Minerals Inc. ("Aura") announced the first quarter 2024 production at Aranzazu totaled 25,001 GEOs (as defined by Aranzazu), while continuing to reiterate 2024 guidance for Aranzazu, which it had disclosed on February 20, 2024, of 94-108 Koz GEOs (as defined by Aranzazu). Additionally, in their corporate presentation dated March 2024, Aura stated a 29,400-meter drilling campaign is underway testing the continuity of the GH and Cabrestante connection with the goal of increasing mineral reserves and resources, along with drilling in El Cobre and Aranzazu extensions. On April 1, 2024, Aura announced a total of 24,841 meters of drilling were completed at Aranzazu, with the aim to convert known inferred resources to indicated.

Metalla accrued 200 GEOs from Aranzazu for the first quarter of 2024.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

New Luika

On April 25, 2024, Shanta Gold Limited ("Shanta") reported that it produced 13.0 Koz of gold and 20.7 Koz of silver at the NLGM in Tanzania in the first quarter of 2024. Shanta also reiterated their 2024 guidance, which it disclosed on January 22, 2024, for NLGM of 70 - 74 Koz of gold.

Metalla accrued 26 GEOs from NLGM for the first quarter of 2024.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Côté-Gosselin

In a news release dated March 31, 2024, IAMGOLD Corporation ("IAMGOLD") announced the first gold pour at Côté with commissioning activities progressing well and within expectations, including performance achieved in the crushing, HPGR and processing circuits. IAMGOLD stated that the next step at Côté is to focus on the ramp up on the operation to commercial production in the third quarter towards the goal of exiting the year at a 90% throughput rate. IAMGOLD also stated that production guidance from Côté in 2024 is unchanged at 220 - 290 Koz gold.

On its news release dated February 15, 2024, IAMGOLD also announced that the Gosselin Mineral Resource estimate increased, for a total of 4.4 million Indicated Resource gold ounces in 161.3 million tonnes at 0.85 g/t Au, and 3.0 million Inferred Resource gold ounces in 123.9 Mt at 0.75 g/t Au. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure study to review options for the potential inclusion of Gosselin into the future Côté life of mine plan. IAMGOLD announced planned exploration expenditures at Gosselin of $5.0 million on a resource delineation drilling program and in their corporate presentation dated February 2024, IAMGOLD also stated that it expects to complete 35,000 meters of exploration drilling at Gosselin in 2024. Please see Figure 1 for the Côté and Gosselin Longitudinal Section outlining the current extent of mineral resources and opportunities for resource expansion.

Figure 1: Gosselin Composite Longitudinal Section (Source: IAMGOLD press release dated February 15, 2024)

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On April 24, 2024, First Quantum Minerals Ltd. ("First Quantum") stated in their Q1 2024 MD&A that the Environmental and Social Impact Assessment for the Taca Taca project continues to be reviewed by the Salta Province Secretariat of Mining. First Quantum remains optimistic the approval will be received in 2024. First Quantum also noted the Argentinian President, Javier Milei, has pushed a new bill to congress offering special incentives for large investments in certain sectors including mining.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of proven reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Fosterville

On February 15, 2024, Agnico reported the results of the 2023 drill program completed at the Fosterville mine. Significant highlights within the Phoenix area include 69.1 g/t gold over 3.7 meters including 120 g/t gold over 2.1 meters in the Cardinal structure. Also, within the Phoenix area, a highlight drill hole in the newly identified mineralized trend named the Peregrine Zone intersected 17.3 g/t gold over 8.3 meters. Please see Figure 2 for an estimate of the royalty boundary proximity to mineralization on Agnico's Fosterville Longitudinal section.

In 2024, Agnico also stated it expects to spend $10.9 million for 38,700 meters of drilling focused on extensions of mineral reserves and mineral resources at Lower Phoenix and Robbins Hill. An additional $11.7 million is budgeted for 36,500 meters of drilling to test new geological targets, including underground extensional exploration at Harrier.

Figure 2: Fosterville Composite Longitudinal Section (Source: Agnico press release dated February 15, 2024)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Endeavor

On April 11, 2024, Polymetals Resources Inc. ("Polymetals") announced that ongoing optimization of the Endeavor mine plan has identified additional ore sources that may be added to the ore reserves. In addition, project financing and strategic partnership discussions are progressing for the development of the mine.

On October 16, 2023, Polymetals released a robust mine restart study at Endeavor. Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead over life of mine with first concentrate production targeted for H2-2024. The study produced A$201 million in pre-tax net present value at an 8% discount rate and an internal rate of return of 91%, with expenditures estimated to be A$23.7 million.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Amalgamated Kirkland and North AK

On April 25, 2024, Agnico announced production for the Near Surface deposit continued in the first quarter of 2024, while the development for the AK deposit is on track for initial production in the fourth quarter of 2024. Infill drilling at the AK deposit intersected a highlight intercept of 11.8 g/t gold over 5.0 meters in the eastern shallow portion of the AK deposit.

On February 15, 2024, Agnico announced that production from the Near Surface deposits is planned to be processed at the Macassa mill in the first half of 2024 and at the La Ronde Zone 5 mill in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 is planned to be processed at the La Ronde facility. Production from the two deposits is forecast by Agnico to be ~19 Koz in 2024 and between 35 - 50 Koz gold from 2025 to 2028 and Agnico believes that the AK area remains prospective for future mineral resource growth. Additionally, Agnico reported an updated Mineral Reserve estimates of 160 Koz of Probable Reserves at 6.69 g/t gold and updated Mineral Resource estimates of 37 Koz of Indicated Resources at 6.95 g/t gold, and 52 Koz of Inferred Resources at 5.69 g/t gold.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Tocantinzinho

On April 11, 2024, G Mining Ventures Corp. ("G Mining") reported the Tocantinzinho project is 87% complete and remains on track and on budget for commercial production in H2-2024. G Mining also stated that pre-production activities have exceeded 50 kt per day with a total of 11.4 Mt of material having been excavated from the starter pit, and commissioning activities commenced in April, starting with the primary crusher and ore reclaim system.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wasamac

On April 25, 2024, Agnico reported that stakeholder engagement initiatives continue to advance, while assessing the optimal mining rate and processing options for Wasamac. On February 15, 2024, Agnico reported the results of the 2023 infill and conversion drilling completed at Wasamac with highlight intercepts of 4.9 g/t gold over 13.4 meters, 2.8 g/t gold over 18.8 meters and 4.4 g/t gold over 3.9 meters in the main zone. At the Wildcat zone, significant highlights include 3.6 g/t gold over 20.6 meters and 5.6 g/t golds over 4.1 meters. Agnico plans to spend $2.8 million for 16,700 meters of drilling at Wasamac in 2024 and continues to assess various scenarios to define the optimal mining rate and milling strategy for Wasamac.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On May 8, 2024, Equinox Gold Corp. ("Equinox") reported in their Q1 2024 MD&A that a surface exploration program of geological mapping and channel sampling at Castle Mountain is expected to commence in Q3 2024, with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future mineral resource estimation. Equinox also reported that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Equinox received the BLM determination that the plan was complete in Q1 2024. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024 and 2025 upon creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Akasaba West

On April 25, 2024, Agnico announced Akasaba West achieved commercial production on February 1, 2024. Akasaba West is expected to provide flexibility at the Goldex complex, contributing 1,750 tpd grading 0.84 g/t gold and 0.48% copper. On February 15, 2024, Agnico announced that Akasaba West is expected to contribute approximately 12 Koz of gold and 2.3 Kt of copper per year.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

La Guitarra

On February 8, 2024, Sierra Madre Gold & Silver Ltd ("Sierra Madre") provided an update on development progress at La Guitarra, including positive progress on a mine restart study which is due for completion in the second quarter of 2024. In addition, Sierra Madre received a renewal of an explosives permit and all other operating permits remain current and in good standing. The mine restart study will focus on an initial production level of 350 tonnes per day with an evaluation of increasing the circuit to greater than 500 tpd. On May 8, 2024, Sierra Madre announced that First Majestic had provided them a $5.0 million loan to be used for lead orders for critical mining equipment, processing facility upgrades, mill repairs, full staffing arrangements, and final underground development readied for operational restart.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Parrilla

Through multiple press releases dated December 5, 2023, January 4, 2024, January 29, 2024, and February 22, 2024, Silver Storm Mining Ltd. ("Silver Storm") released highlighted intercepts from drilling at La Parrilla of 500 g/t AgEq over 14.8 meters, 1,810 g/t AgEq over 14.6 meters, 1000 g/t AgEq over 5.25 meters and 911 g/t AgEq over 13.05 meters, respectively.

Silver Storm also announced its plan to release a technical study and mine plan to support future restart of mining and processing with a target of mid-2025.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Fifteen Mile Stream

On April 24, 2024, St. Barbara Limited ("St. Barbara") reported that significant progress was made in updating the environmental and social impact studies for Fifteen Mile Stream, with community consultations progressing. On October 10, 2023, St. Barbara reported results of an updated Pre-Feasibility Study ("PFS") for Fifteen Mile Stream. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. St. Barbara has stated that development could begin as early as 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Montclerg

On December 5, 2023, and January 17, 2024, GFG Resources Inc. reported highlight intercepts of 4.79 g/t gold over 12.8 meters and 3.09 g/t gold over 12.8 meters at the Montclerg deposit in Timmins, Ontario.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Camflo

On October 26, 2023, Agnico reported that the next phase of exploration drilling began at the Camflo property. On June 20, 2023, Agnico reported that it completed more than 14,000 meters of drilling, which marks the first exploration drill program since the 1.6 Moz past-producing deposit was closed in 1992. Significant results reported over multiple zones include 1.5 g/t gold over 81 meters, 3.3 g/t gold over 38.7 meters, 3.2 g/t gold over 16.2 meters, 3.7 g/t gold over 7.1 meters, and 1.6 g/t gold over 20.3 meters. The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones. Agnico believes the mineralization could be mined via an open-pit and processed at the Canadian Malartic Mill, 4 Km away.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~4km northeast of the Canadian Malartic operation.

Detour DNA

On February 15, 2024, Agnico reported underground drilling at Detour over a 2.5 km strike length west of the Detour West reserve pit margin. Highlights include 18.3 g/t gold over 12.6 meters, 7.8 g/t gold over 2.7 meters, and 6 g/t gold over 22.4 meters.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three months ended March 31, 2024, were:

Attributable GEOs during the period from:
Wharf	173
El Realito	177
La Encantada	48
Aranzazu	200
NLGM	26
Total attributable GEOs	624

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the three months ended March 31, 2024, was:

Cost of sales for NLGM	$5
Total cash cost of sales	5
Total attributable GEOs	624
Average cash cost per attributable GEO	$8

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three months ended March 31, 2024, was:

Royalty revenue (excluding fixed royalty payments)	$1,238
Revenue from NLGM	54
Sales from stream and royalty interests	1,292
Total attributable GEOs sold	624
Average realized price per attributable GEO	$2,069

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for three months ended March 31, 2024, was:

Net loss	$(1,732)
Adjusted for:
Interest expense	504
Finance charges	85
Income tax provision	10
Depletion	763
Foreign exchange gain	(101)
Share-based payments	549
Adjusted EBITDA	$78

(e) Adjusted working capital

Adjusted working capital is a non-IFRS measure which is calculated by taking the Company’s current assets less its current liabilities, excluding the Convertible Loan Facility. The Company presents working capital, adjusted for the Convertible Loan Facility, as the classification of the Convertible Loan Facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the Convertible Loan Facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company’s adjusted working capital as at March 31, 2024, was:

Total current assets	$13,022
Less:
Total current liabilities	(15,183)
Working capital	(2,161)
Adjusted for:
Convertible Loan Facility	12,510
Adjusted working capital	$10,349

Refer the Company's MD&A for the three months ended March 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla; the future availability of funds, including drawdowns pursuant to the Convertible Loan Facility (as amended or supplemented); the effective interest rate of drawdowns under the Convertible Loan Facility (as amended or supplemented) and the life expectancy thereof; the future conversion of funds drawn down by Metalla under the Convertible Loan Facility (as amended or supplemented); the amount that Metalla has to pay under the Convertible Loan Facility and the applicable exchange rate; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the improvement of ore throughput rates at La Encantada and the timing thereof; the expected 2024 production guidance at the La India deposit at El Realito; that production at El Realito will come from residual leaching of heap leach pads and will continue through year-end 2024; the expected 2024 production guidance at Wharf; the focus of the exploration efforts at Wharf in 2024; the expansion and infill drilling at the Juno deposit at Wharf; the drilling campaign in Aranzazu and the goal of increasing mineral reserves and resources; the expected 2024 production guidance at NLGM; the ramp up on the operation to commercial production at the Côté Gold Project; the expected 2024 production guidance at the Côté Gold Project; the technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans; the planned drilling program for 2024 at Gosselin and related expenditures; the receipt of approval for the Environmental and Social Impact Assessment at Taca Taca and the anticipated timing thereof; the planned drilling programs for 2024 at Fosterville and related expenditures; the expected start of production at Endeavor and the anticipated timing thereof; the expected expenditures at Endeavor; the expected mine life and production at Endeavor; the expected start of production at the AK deposit and the anticipated timing thereof; the production processing at the AK deposit and the anticipated timing thereof; the start of commercial production at Tocantinzinho and the anticipated funding and timing thereof; the start of commissioning activities at Tocantinzinho and the timing thereof; the planned drilling program for 2024 for Wasamac and related expenditures; the assessment by Agnico of optimal mining rate and milling strategy for Wasamac; the start and the focus of the surface exploration program of geological mapping and channel sampling at Castle Mountain and the timing thereof; the work on the preliminary draft Environmental Impact Statement for Castle Mountain throughout 2024 and 2025; the creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain; the expectation that Akasaba West will provide flexibility at the Goldex complex; the expected production at Akasaba West;  the completion and focus of a mine restart study on the La Guitarra mine and the anticipated timing thereof; the anticipated use of the loan proceeds received by Sierra Madre from First Majestic for use at La Guitarra; the release of a mine restart study and plan for La Parrilla and the anticipated timing thereof; the expected mine life, production and cash costs for Fifteen Mile Stream; the start of development of Fifteen Mile Stream and anticipated timing thereof; the second phase of exploration drilling at Camflo, and test for potential lateral extensions of mineralization and infill known zones; Agnico’s belief regarding open-pit mining and location of processing at Camflo; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla’s reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla’s cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla’s royalties and streams may have unknown defects; risks related to Metalla’s two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla’s business, operations and financial condition; that Metalla is dependent on its key personnel;  risks related to Metalla’s financial controls;  dividend policy and future payment of dividends; competition; that project operators may not respect contractual obligations; that Metalla’s royalties and streams may be unenforceable; risks related to conflicts of interest of Metalla’s directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla’s current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla’s information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure; that Metalla’s success is dependent on the efforts of operators’ employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators’ mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla’s subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla’s public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company’s loan facility; that there can be no assurance that an active trading market for Metalla’s securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive “foreign investment company” within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.